

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

<u>Via E-mail</u>
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

> **Re:** **US Parts Online Inc.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed March 4, 2013**
> **File No. 333-179765**

Dear Mr. Podlubijs:

We have reviewed your response to our letter dated August 27, 2012 and have the following additional comments.

<u>General</u>

1. Please carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note by way of example that on the Prospectus Cover Page you state that the offering will terminate on or before May 31, 2013, but on page 8 of the prospectus summary you state the offering will terminate on or before March 1, 2014. We also note your disclosure on page 25 that you "may not raise the full proceeds until February 22, 2013." Please revise accordingly.

2. You disclose that your principal executive office is located in Nevada. It appears, however, that your sole officer and director is running the business from Finland. If so, please revise throughout to clarify that even though you consider the office in Nevada to be your principal executive office, your business is being conducted from Finland and that you do not physically occupy the office space in Nevada. Please also disclose whether you currently have office space in Finland from which you are operating the business.

<u>Shares Eligible for Future Sale, page 43</u>

3. We note your revised disclosure that you are a "shell company" as defined in Securities Act Rule 405. Please revise this section to clarify that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company until one year has

elapsed from the date that you cease being a shell company and file "Form 10 information" with the Commission. Refer to Securities Act Rule 144(i)(2).

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure, page 48

4. Please revise your disclosure consistent to disclosure provided on page 31, or in the alternative remove as it appears duplicative.

Financial Statements

Balance Sheets, page 52

5. We note your inventory balance of $9,000. Considering disclosure on page 32 indicating that you have only made a deposit of $3,000 for the salvaged car with the $6,000 balance due March 31, 2013, please tell if you have title to, ownership of, and possession of the salvaged car, and if not, why it is appropriate to record the inventory.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief